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                     STONEPATH HOLDINGS (HONG KONG) LIMITED




February 9, 2004



Mr. Andy Tsai
Room 1201, No. 10, Lane 55
Changyi Road
Shanghai
People's Republic of China

         RE: Amended and Restated Contract for the Sale of Assets

Dear Andy,

         This letter will serve as an amendment to that certain Amended and Restated Contract for the Sale of Assets dated November 10, 2003 by and among Stonepath Holdings (Hong Kong) Ltd. and yourself (the "Agreement"). Capitalized terms used but not defined in this letter shall have the same meaning ascribed to them in the Agreement.

1.       Issuance of Stonepath Shares

         The Agreement requires that Stonepath deliver the Stonepath Shares to you on the Closing Date, with the understanding that such shares shall equal $2,000,000 in value as determined under the Agreement, subject to those adjustments set forth in Section 2.5(c)(v) therein.

         In consideration for your agreement to hold the Stonepath Shares subject to the restrictions upon resale contained within the Agreement, we have agreed to issue you certain additional shares of the common stock of Stonepath Group, Inc. once the restrictions upon resale lapse, in accordance with the following paragraph.

         In the event that on the date the restrictions upon resale of the Stonepath Shares lapse, the aggregate value of the Stonepath Shares (as determined by the average closing price of the Stonepath Shares for the ten (10) Trading Days immediately preceding the date such restrictions lapse) is less than $2,000,000 (or the Recomputed Stock Value, whichever is lesser), Stonepath agrees to cause Stonepath Group, Inc. to issue to you such additional shares of its common stock (the "Additional Shares") at that time as shall be necessary such that the value of the Additional Shares, plus the then current value of the original Stonepath Shares delivered to you under the Agreement, equals $2,000,000 in value (or the Recomputed Stock Value, whichever is lesser);



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provided, however, that in no event shall we have a responsibility to cause to be issued to you shares of the common stock of Stonepath Group at a value of less than $2.50 per share (as subject to adjustment for any stock splits, stock dividends, adjustment or other reclassification or reorganization events that may occur after the Closing Date). By example and not by way of limitation, assuming no adjustment to the original $2,000,000 in value of the Stonepath Shares, the number of shares to be issued to you hereunder will be limited to 800,000 shares ($2,000,000 divided by $2.50 per share).

2.       Required Amendments to Company Contract and Articles of Association

You also agree to cause Shaanxi Xiangyu Logistics Company Limited () and Huijie Industry and Trading Company Limited () to, immediately after the Effective Date in a manner as requested by Stonepath, take all necessary actions and sign all required documents to amend the document known as the "Company Contract" () dated November 3, 2003 and the Articles of Association of Shaanxi Sunshine Cargo Service Co., Ltd. ()also dated November 3, 2002 to, among others, (i) delete the reference therein requiring unanimous consent of the board of directors relative to a transfer of interest in the Company, (ii) require a quorum of two thirds of the directors for board meetings, and (iii) permit actions by written consent of the board of the directors.

3.       Exclusion of Certain Assets

This letter will confirm that certain assets formerly included as assets on the financial statements of the branch office operations of Shaanxi International will be excluded from the Purchased Assets:

(i)      Office units located at Huashan Road owned by Andy's wife;
(ii)     Two apartments and a house owned by Andy;
(iii)    Club membership; and
(iv)     Various automobiles that are not titled in the name of the Business.

4. Payment of Fair Market Rental

(a) As promptly after the Closing Date as is possible, Andy shall present Stonepath with proposals for the fair market rental on the units located on Huashan Road. All such rentals shall be at arm's length rates determined based upon fair market comparables.

(b) Stonepath also understands that the Business leases certain business equipment from employees on a month-to-month basis. Andy shall also present Stonepath with a proposal for the fair market rental of such equipment. Andy agrees to discontinue any such rental arrangements at other than fair market rentals.

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         This letter agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same instrument. Please indicate your agreement to and acceptance of the terms set forth herein by signing and returning a copy of this letter agreement to us.

                                         Very truly yours,


                                         STONEPATH HOLDINGS (HONG KONG) LIMITED



                                         By:    /s/ Stephen Cohen
                                                ----------------------------
                                         Name:  Stephen Cohen
                                                ----------------------------
                                         Title: Director
                                                ----------------------------


Acknowledged and accepted:



/s/ Andy Tsai
---------------------
Andy Tsai





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